SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements filed pursuant to Rule 13d-1(a)
 And Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Culp, Inc.
(Name of Issuer)

Common Stock, Par Value $0.05 per share
(Title of Class of Securities)

230215 10 5
(CUSIP Number)

Robert G. Culp, III
P.O. Box 2686, 1823 Eastchester Drive, High Point, North Carolina 27265
(336) 889-5161
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/I.R.S. Identification No. of Above Person (Entities Only) Robert G. Culp, III
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,417,803
	8	Shared Voting Power 0
	9	Sole Dispositive Power 149,376
	10	Shared Dispositive Power 1,268,427
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,803
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒ (excludes 16,863 shares held of record by Reporting Person’s spouse)
13	Percent of Class Represented by Amount in Row (11) 11.6%
14	Type of Reporting Person* IN

PRELIMINARY STATEMENT

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D (the “Initial Statement”) filed by Robert G. Culp, III (the “Reporting Person”) with the Securities and Exchange Commission on November 7, 1989, as amended on or about December 15, 1993, January 3, 1994, February 4, 1997, April 20, 2007, December 18, 2012 and November 21, 2014 with respect to the shares (the “Shares”) of common stock, par value $0.05 per share, of Culp, Inc., a North Carolina corporation (the “Issuer”).  This Amendment reports the sale of 5,281 Shares held of record by Atlantic Trust Company, N.A., as Trustee of the Robert G. Culp, Jr. Family Trust (the “Family Trust”) at a price of $21.25 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.  Under the terms of the Family Trust, the Reporting Person has the sole power to vote or direct the voting of all Shares held by the Family Trust, but the Reporting Person shares with the Trustee the power to dispose or direct the disposition of those Shares.

The following items of the Initial Statement, as amended, are hereby amended and restated as follows.

Item 1.     Security and Issuer.

This Amendment relates to the Shares.  The principal executive offices of the Issuer are located at 1823 Eastchester Drive, High Point, North Carolina 27265.

Item 2.     Identity and Background.

This Statement is filed by the Reporting Person.  The business address of the Reporting Person is 1823 Eastchester Drive, High Point, North Carolina 27265.  The Reporting Person is Chairman of the Board of the Issuer.   During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).   During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result, subjects or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

N/A

Item 4.     Purpose of Transaction.

Any Shares that the Reporting Person has acquired since the date of filing of the last amendment to the Initial Statement were acquired in connection with the grant of stock options and were acquired for investment purposes.  The Reporting Person has adopted, and may adopt in the future, trading plans in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in order to sell Shares to diversify holdings of the Family Trust.  Otherwise, the Reporting Person has no plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)   As of December 30, 2014, the Reporting Person reports beneficial ownership of 1,417,803 Shares, or approximately 11.6% of the outstanding Shares, which includes 10,000 immediately exercisable stock options beneficially owned by the Reporting Person.  For purposes of this Statement, “immediately exercisable” means options that are currently exercisable or that will become exercisable within 60 days of December 30, 2014 (See Item 6). The number of Shares reported does not include 16,863 Shares held of record by Susan B. Culp (the Reporting Person’s wife).  Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.

(b)   The Reporting Person has sole voting power with respect to 1,417,803 Shares and the sole power to dispose of 139,376 Shares.  Of the 1,417,803 Shares beneficially owned by the Reporting Person, 1,268,427 Shares are held of record by Atlantic Trust Company, N.A., as Trustee of the Robert G. Culp, Jr. Family Trust (the “Family Trust”), which holds the Shares in three subtrusts for the benefit of the Reporting Person, Judith Culp Walker (the Reporting Person’s sister) and Harry R. Culp (the Reporting Person’s brother), respectively. Under the terms of the Family Trust, the Reporting Person has the sole power to vote or direct the voting of all Shares held by the Family Trust, but the Reporting Person shares with the Trustee the power to dispose or direct the disposition of those Shares.

(c)   On December 30, 2014, 5,281 Shares were sold by the Family Trust at a price of $21.25 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

(d)   In addition, Shares were sold by the Family Trust on the dates listed below, in the amount and at the per Share price shown for each trade date:

Trade Date	Number of Shares	Average Price Per Share
December 12, 2014	27,400	$20.91
December 15, 2014	24,000	$20.35
December 16, 2014	19,325	$20.04
December 17, 2014	15,857	$20.59
December 18, 2014	5,752	$21.00
December 23, 2014	11,267	$21.01
December 24, 2014	1,399	$21.00
December 26, 2014	2,845	$21.25
December 29, 2014	21,874	$21.25

Each of these sales was made pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Other than the ten transactions specified in paragraphs (c) and (d), the Reporting Person has not effected any transactions in the Shares during the past 60 days.

(e)   The Trustee of the Family Trust has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,268,427 of the 1,417,803 Shares beneficially owned by the Reporting Person.

(f)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The terms of the Robert G. Culp, Jr. Family Trust give sole voting power to the Reporting Person and joint dispositive power to the Reporting Person and the Trustee, as more particularly described in Item 5(b).

The Reporting Person owns 10,000 immediately exercisable stock options, which are more particularly described as follows:

(1)           On June 25, 2007, the Issuer granted to the Reporting Person an option to purchase 10,000 Shares at $8.75 per Share pursuant to the Culp, Inc. 2002 Stock Option Plan.  The option terminates on June 25, 2017.

Item 7.     Material to be filed as Exhibits.

The following documents are attached to this Amendment as Exhibits:

Exhibit	Document	Page on Which Exhibit Appears

Q	Memorandum of Option for 10,000 Shares (Date of grant: June 25, 2007), as amended by Option Modification Agreement dated January 22, 2008	E-1

[Intentionally Left Blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: January 9, 2015	Signature:	/s/ Robert G. Culp, III